Aligning Interests for Shareholder Success: Insights from Silver Star Leaders Gerald Haddock and Jim Still
June 12, 2025
Join Silver Star Properties CEO and Executive Chairman Gerald Haddock as he engages in a candid and insightful conversation with board member and compensation expert Jim Still. In this revealing discussion, they explore the vital role of executive compensation in aligning leadership with shareholder value, the strategic pivot towards self-storage, and the critical importance of transparency and accountability. Hear firsthand how Silver Star is navigating challenges, fostering growth, and prioritizing liquidity to drive sustainable returns for shareholders.
As is customary with many employment agreements for executives, Gerald Haddock’s agreement includes a Change in Control provision intended to benefit both the company and the executive. It is essential for a company going through turmoil, like Silver Star, as Jim Still mentions in the podcast, to be market-based. These market-based change in control provisions are not only standard practice among well-governed enterprises, but they are also fundamental tools for preserving stability and protecting critical leadership decisions during transitional periods. In the context of Silver Star’s ongoing strategic pivot and operational challenges, these provisions help ensure continuity, safeguard the board's ability to attract and retain experienced leadership, and provide a clear framework to navigate uncertainty in a way that aligns with shareholder interests.

Follow the link below to view the recorded podcast.
https://www.youtube.com/embed/gJGwsol2ack?feature=oembed
Focus on Facts, Reject the Noise
Shareholders have overwhelmingly supported Silver Star’s independent leadership. In 2024, a majority selected the current directors and explicitly excluded Hartman. This decisive choice underscores shareholders' trust and confidence in our strategic direction. Hartman’s disruptive tactics and frivolous lawsuits divert critical resources away from achieving our collective goals and maximizing shareholder value.
Silver Star’s future under Gerald Haddock’s leadership remains bright, strategic, and resolutely committed to enhancing shareholder value. Reject misinformation, rely on facts, and support leaders who consistently exhibit integrity, dedication, and a clear vision.
Your vote is crucial: Vote FOR the self-storage pivot and support Company Directors Haddock, Still, and Tompkins. A vote for liquidation would lead to a forced fire sale, significantly diminishing the value of your investment given current building conditions and lender pressures. Protect your investment—vote FOR strategic growth through self-storage.
Voting instructions have been sent via email and mail. For easy access, visit the proxy website at https://web.viewproxy.com/silverstarreit/2025 and vote "FOR" the self-storage initiative.

Investor Relations
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877-734-8876
For a full transcript of the podcast, please click the link below.
https://silverstarreit.com/wp-content/uploads/2025/06/GWH_Jim_Still_Podcast_Transcript.pdf

Silver Star Properties REIT, Inc.
Aligning Interests for Shareholder Success: Insights from Silver Star Leaders Gerald Haddock and Jim Still
(Transcript)

Gerald W. Haddock, CEO & Executive Chairman
Jim Still, Member of the Board of Directors, Member of the Executive Committee, Chair of the Compensation Committee
June 4, 2025

Gerald W. Haddock
Good morning. We are happy to have with us today, Jim Still. Jim Still comes to Silver Star with an outstanding pedigree. He is well educated. He is an expert at real estate and has a great history in the compensation world, and he is here to talk to us about Silver Star. Jim, I just gave you a headliner, but I really want the stockholders to get to know you.

I really want you to tell us about your background, how you got where you are, your experiences in the real estate market, various industries, and as a CEO, the appreciation of that job and the difficulties, and then translate. We'll talk a lot about compensation, but your background, in the compensation arena before we dig into the details.

Jim Still
That sounds great, Gerald. Thanks very much for this opportunity.

Gerald W. Haddock
You bet.

Jim Still
I went to Amherst College. I got my Bachelor of Arts degree there, and then I went to the Wharton School, the University of Pennsylvania to get my master's in business administration with a dual major in management and finance and so, I had the opportunity to go to some pretty good schools and feel very blessed by that know, Gerald, one of the reasons that I was interested in the original Hartman was that my career consists, I've been the CEO of six companies during my career, and in multiple industries and almost in every case the company that I went in to run was one that needed help from a growth standpoint and that's what I found interesting about Hartman, and find even more fascinating today about Silver Star. The first company that I ran was a subsidiary of what is now Verizon Corporation.

It was a company by the name of Bell Atlantic Properties. Bell Atlantic Properties was one of the largest owners of commercial industrial real estate in the mid-Atlantic region in the 1990s. And with my management team, I engineered the largest management buyout of a commercial real estate company in the 1990s.

We raised significant amounts of capital from a Wall Street private equity fund and went from being a subsidiary of Atlantic to being a private REIT, and during that process, of course, we looked at the alternative of going public and went through that entire exercise. But at the end of the day, the price or the benefit buyout turned out to be the best option. Within two years of that company becoming a private REIT, we were given the opportunity to manage a merged company, one down in Virginia and Maryland. And we went from a certain size to probably close to a billion dollars of commercial and industrial real estate. Then ultimately, we sold out to a public company a few years later.

During my time with what was first Atlantic properties and then Atlantic American properties, really our extensive focus was on operating performance. And I'll talk about the compensation in just a little bit. But it was really on optimizing the operating performance of the company. And it was through that optimization process. And we were written up in a book with the best practices that we deployed to improve the performance of that company.

It was with that background that I joined the original Hartman company and now I'm part of the Silver Star REIT team. And as I said, these were sizable transactions. They were in the sectors that directly analogous to what the original Hartman was involved with, which was commercial and industrial real estate. And again, I feel very proud of the fact that our team, really created just one of the finest operating performance teams and companies in the industry at that time. And then since then, I have run several companies in different sectors of the economy, most of them institutionally backed. So I have run companies that were owned by some of the largest institutional real estate investors, as well as private equity investors in the entire country.

And I think that that the breadth of that experience really serves us well now. I think it has, I hope it has in terms of the operating performance of Silver Star. But I think of even more value frankly going forward is that the diversity of my background in terms of different types of ownership, but also different sectors really bodes well as we merge into, excuse me, as we embark on this I think fascinating pivot into self-storage.

As you know, it's an industry that we've done, executive committee has done extensive research into. And it's important for the shareholders to understand that it was only based on this extensive research, which you caused us to spearhead Gerald and Jack Tompkins and myself were involved with, that has caused us to believe that this is a really good opportunity for us as well as for all of our shareholders. So again, the diversity of my background, the real estate side of things, the operating performance, and then as it relates to compensation, I've sat on several compensation committees, not only for the companies that I was involved with, but for probably the other dozen board of directors that I sat on during my career. Hopefully that's a helpful that's a helpful start.

Gerald W. Haddock
Talk to us about compensation, your guiding principles, how those applied at Silver Star, and your history. You gave us a great review of your experiences, and you might bring some of that to light here. But let's dig into details with what you have engineered compensation wise in order to, you know, to do several things. But one of which I believe is to try to institutionalize a system and two, to provide incentives for the executives. And we still got some work to do profit sharing wise to bleed a lot of that to the entire workforce. But we need to get stabilized before all of that gets done. And completing this pivot and really positioning us for self-storage. I think gives us an opportunity to really, really go get the benefits of some of your best work. And that's designing some of these profit sharing plans going forward. So tell us about your thoughts on compensation.

Jim Still
So, as you know, I was head of the original compensation committee at Hartman and I'm head of the compensation committee at Silver Star now. And if shareholders who are watching this video take one thing away from the compensation discussion, it should be that our compensation package is yours, the executive committee, the management team is all market based. There's nothing extravagant; there's nothing out of the ordinary. We have used very disciplined market practices, best practices, market practices, whatever you want to call to come up with the compensation package for. Again, the chairman slash CEO, the executive committee and for the management team. And first of all, that's my philosophy. Again, I've been on, served on several boards. I've run several companies. I've worked with some of the finest private equity compensation people in the world, certainly in the country. And so I feel pretty strongly that if you don't put together a market-based plan that aligns the team with the shareholders, then you're creating a conflict. And I will tell, again, I'll reiterate to the shareholders that all aspects of our compensation plans are market-based. So, you might say, what does that mean? What that means is that the levels of cash compensation, the levels of equity compensation, levels of benefits, although frankly benefits don't really come into play much here, Gerald. But with the first two, we're based and are based on market tests. We've either used some of the best outside firms in the country, outside experts who work not just with us, but with hundreds and hundreds, not thousands of firms. So, we can look at them and say, is ours fair? Is it equitable? Is it structured the right way? And they can tell us whether it's not. And, and, or we do our own market tests. So, for instance, as it relates to the, the CEO compensation, you know, I have a spreadsheet that's based on not just a spreadsheet and analysis. It's based on, on compensation levels for companies of the size of originally Hartman and then Silver Star. And, and what a CE, what an average CEO compensation would be, what a top 25 % quartile would be in the middle you know, lower and so forth. And all of it's market tested. And frankly, I won't go down this road, but I will tell you too long, but I'm irritated because I think some of our practices have been unfairly slandered and it's just not accurate. So again, as it relates to cash compensation, as it relates to terms of employment, we've used some of the best employment lawyers that we have access to. We've been able to tell the compensation or affirm or in some cases, by the way, suggest something different as it relates to the terms of an employment agreement. The executive committee and Gerald W. Haddock as CEO and chairman, we only create equity value for ourselves when there is equity value for our shareholders. In testimony that I gave several months ago in a Baltimore court, I was asked by opposing counsel's attorney what our equity is worth right now. And my answer was nothing. Okay, because our job at this point is to create value for the shareholders to create equity value for our shareholders. And when that occurs, we are completely aligned with the shareholders. And when value is created for the shareholders, we get value and so forth. And so the two people on this call right now, Jack Tompkins, we are all aligned in trying to create value for you. First of all, because that's our fiduciary responsibility. But secondly, because that creates value for us It's a very traditional model in corporate America. It's a very traditional and very strong model, Gerald, in the private equity community. Private equity community over the last, as I said, 40 years has created almost a whole new genre, if you will, of equity compensation that is as good as it gets in the industry.

Gerald W. Haddock
With respect to the rights profit sharing plan, just comment generally on two aspects. What relevance is net asset value to real fair market value? And again, when you're talking about the total alignment, you're talking about the executive committee as a whole, realizing benefits at the same time shareholders do, I believe, right?

Jim Still
NAV is really the equivalent to me of when an appraisal might be done for, you know, for an asset. Does that mean that that's exactly the value that you're going to get in the market? No, it's not. Because you have to have a liquid market for NAV or frankly, in the analogy that I use, for an appraised value to become realistic. So I think NAV is an overhyped, to some extent unrealistic way of looking at true value for an enterprise like this is certainly something that's important to us and we don't dismiss that, but it does not directly compare to what I would call shareholder value, true equity value for our shareholders.

Gerald W. Haddock
So, our objective right now and our charge with the self-storage strategy is ultimately to achieve liquidity in a real market. NASDAQ, OTC, New York Stock Exchange, wherever we may land in due time with building critical mass obtaining private equity funding to help us get there. Once we've got an established market, it's easy to go look in the paper, look on our computers and determine what the bid ask is. You can't really do that now. It'll solve some of the liquidity problems. It'll solve some of the information problems. It's the fourth quarter. You gave us a job, the shareholders did and now I think the executive committee is asking you just let us finish the job.

Jim Still
Yeah, and I think that's a perfect way to put it because until we can provide liquidity to the shareholders, Gerald, at an attractive level to them. We haven't gotten the ball in the hole yet. I mean, our job is to create liquidity, create value, first of all, but more importantly, create liquid value for our shareholders. Then under the, you know, the prior ownership or excuse me, prior management, it was highly unlikely if the net might be generous that you are going to see liquidity for your assets. We are trying to come up, we have developed a strategy. We believe it's on a comparable basis, a superior strategy and it's superior on a lot of dimensions, Gerald, one of which is we think it will provide liquidity. When? We don't know, okay? Mean, management has to be patient and we want to be both aggressive but patient if you can be those two things. Yeah,

I mean at the end of the day our job is to provide liquidity to existing shareholders and then our new shareholders to the extent that we get new capital down the road.

Gerald W. Haddock
Okay, let me ask you the $64 question. The opposition has questioned stock grants, our profits interest, large valuations. What are they really worth?

Jim Still
Nothing. That's exactly what I said to the court several months ago in Baltimore. I don't think that the opposing counsel was pleased with my answer because it was the right answer. But the value that has been ascribed to our profit interest is its fantasy. I suggest that we probably wish it was worth that much but it's not. And we hope that down the road it will be because if it is worth that, then our shareholders will have benefited enormously, far more than we should. We haven't, which is the right way. We want them to be first in line in the bank, okay? They are by definition first in line in the bank. We're behind them. But it's, again, I just use the word irritating. It's a little frustrating because to suggest those levels of valuation, it's fantasy, it's Harry Potter, it's Lord of the Rings, whatever you want to put it to the collections I like, by the way, but I like them for their fantasy. And so, it's unfair that those values have been sent out publicly because perhaps some shareholders believe that and I certainly respect every shareholder who we're talking to, but it's just not true.

I will go back and tell you that the profits interest was created by one of the largest and most reputable compensation firms in America for the real estate sector. I wouldn't even say one of them as far as I'm concerned, the most reputable. So that's just a fact. It was not made up. It was created by the finest, most reputable compensation firm in the country. As it relates to compensation, we've done multiple tests for the CEO level. And frankly, I have no interest in flattering Gerald here, but for us to get someone with Gerald's background at the compensation level that he's been paid is a great benefit to the shareholders because we don't find somebody, for instance, with Gerald's ⁓ experience at Crescent and other places in the Crescent or the Texas Rangers at the compensation levels we've been paid and third, will tell you that the board of directors fees came directly from the original Hartman plan. Okay, we adjusted them for inflation as is completely typical for market practices and we adjusted them for the number of board members. But outside of that, it was the original plan adjusted for those two factors. And anything to the contrary is just, it's just false. And I feel like it's unfair to frankly to the shareholders that you were told something that was untrue. So, we're, you know, we're the compensation levels are all market-based. We get nothing until you get your money. And then when you get your money, we get what I call a market-based level of remuneration as well.

Gerald W. Haddock
And just to round out your views there, that would apply as well to any of the change of control, provision, recognition there and valuation.

Jim Still
Absolutely, Yeah, the change of control is a very typical, very typical arrangement that we have in place. And I've, I've signed during my career, half a dozen or more employment contracts.

And when there's changes, yes, changes control, you know, certain actions, trip, you know, get tripped immediately. So yeah, this is all, this is all market based. there's nothing outside of what I'll call market-based arrangements here. But we all know that certain times, for instance, the 2008 recession, the market conditions around COVID, certainly as it impacted this industry, they changed things. And they caused companies to have to either suspend dividends or in some cases, not pay dividends at all over an extended period of time, not even a suspension. So, the compensation committee was working 2021, 2020, 21, 22, Gerald, and putting together a cash-based compensation plan for Al Hartman. Nothing was ever agreed to. We were sharing ideas. We were going back and forth. We had a committee, as I mentioned, the compensation committee consisted of several members of the then board with enormous institutional experience. And we were, again, we were going back and forth because we felt at the time that if market conditions were really difficult, then it was probably better that the CEO in that case at that time, Al Hartman, received cash compensation so that his livelihood was not completely based on dividends. So we went through, we were in the process of going, of creating something. Again, nothing was ever agreed to. We never had a formal employment agreement. I know Mr. Hartman had shared with the compensation committee a draft which we ⁓ rejected. It was way beyond market, but we were in discussions. We were in negotiations, if you will. so that is what the original Hartman idea was, again, total alignment with shareholders, which we generally agreed with unless market conditions change, which market conditions change often, particularly in the real estate world. And so, we were endeavoring to create a cash-based, you know, with that, you know, potential equity and annual incentive and so forth.

Gerald W. Haddock
Long-term, short-term. What was his view with respect to whether he received a salary or not?

Jim Still
Well, for the original four or five years, I don't remember the exact timeframe. Mr. Hartman told us he was not receiving any base pay and certainly we had no reason to not believe that. But then as we went through this process that I just described for creating what I'll call cash-based income level for Mr. Hartman. You know, Mr. Hartman, I believe was in support of that concept, okay? And we were in the process of negotiating that. And at a point in time in that process, I asked Mr. Hartman, Al, as we work to create this cash-based plan for you, the dividends had been Gerald had been suspended at that point because of both weak operating performance, but also market conditions. I said, how can you confirm?

Gerald W. Haddock
Before you go into a Hartman situation, then they were suspended. We had an independent advisor come in, do a deep dive study with respect to strategic options that we were looking at. And then at that time we learned a lot. And that's when the distributions were suspended. You may give a little color on that and then go forward with what you were about to say.

Jim Still
Well, as was testified to up in the, again, in the Maryland court, we were ⁓ the members of the board at that time. We believe we were misled by Mr. Hartman as to the condition of a certain loan that was, that needed to be refinanced. And when we finally were able to get to the bottom of that after some pretty extensive research on the part of the board. We realized that the operating performance was not sufficiently strong ⁓ to allow us to refinance. It probably had been six or nine months before when we could have signed that debt and we didn't. But we realized that the operating performance had deteriorated, and we did suspend dividends. So, yeah, these were more challenging times for the company and for the board. And that was based, as you said, in part on an independent analysis that was done for the board. I'm a huge believer, as I mentioned in the compensation discussion, in independent analysis, and that occurred here to help us understand that continuing to pay dividends was not something that was feasible.

We asked Mr. Hartman during this process that I was in the meeting with another member of the board who was on the compensation committee. said, can you before we go forward here, can you please affirm for me and for us that you are not receiving any compensation from the company? Again, the whole idea was at that point, the whole principle that Mr. Hartman believed in was he only had paid when dividends were paid and dividends had been suspended about six months before that and so in theory, that meant that he was not receiving any compensation from the company. And after a fairly lengthy hesitation, Mr. Hartman informed us that he in fact was receiving ⁓ compensation from the company, unauthorized by the board, undisclosed at the time to the shareholders, to make up, if you will, for the dividends that he was not receiving. He also subsequently to that, disclosed that he had been receiving a stipend, which he had not disclosed to either the compensation committee or the board of directors. will go on record as telling you the first thing that I did was I went into the CFO to make sure that to ask him whether these payments were at least reflected on the books. They were not particularly in an area that I think was appropriate, but they had been booked. But that frankly created a very significant trust issue at that moment because Mr. Harmon had simply not been truthful to us as to basically, he was taking money from the company that he was not entitled to take from the company. And that was certainly one of the triggers in my mind that ended up, you know, it was a part of the challenge or part of the, again, the impetus for the management change.

Gerald W. Haddock
I'm going to wrap and thank you for the excellent news to the shareholders and presentation and more so for your service on the executive committee and oversight and management advice, if you will, to the entire company. And you're the one person that I can always count on to stand up and give encouragement to this team and they respond in very dire straits. And it's been that way from the beginning. And on behalf of everybody I hear from, you have tremendous respect with this team, and I thank you for recognizing their hard work and service for these stockholders.

Jim Still
Well, I appreciate that Gerald and I'll just leave one final message for the shareholders, is we've no one is looking for a medal, but we have done nothing but look out for the shareholder interests. think we continue to, I know we continue to, and I'm very confident. And again, I appreciate those kind words, and we look forward to shareholders creating value for you and more importantly, creating liquid value for you down the road. So, thank you.

Gerald W. Haddock
Thank you.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Company has filed with the SEC a definitive proxy statement on Schedule 14A on May 29, 2025, containing relevant documents with respect to its solicitation of proxies for the Company’s 2025 Annual Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company website at www.silverstarreit.com.

Participants in the Solicitation

Silver Star and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the 2025 Annual Meeting. Information regarding Silver Star’s directors and executive officers is contained in the definitive proxy statement. As of May 29, 2025, the Silver Star Executive Committee, current directors, other than Allen Hartman, and executive officers beneficially owned approximately 1,172,436 shares, or 1.74%, of Silver Star common stock. Allen Hartman beneficially owned approximately 5,006,412 shares, or 7.43%, of Silver Star common stock. Additional information regarding the interests of such participants is included in the definitive proxy statement and is available free of charge at the SEC’s website at www.sec.gov.

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Forward-Looking Statements: This message contains a number of forward-looking statements. Because such statements include a number of risks, uncertainties, and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements, and investors should not place undue reliance on any such statements. Forward-looking statements can often be identified by words such as “continues,” “can,” expect,” “intend,” “will,” “anticipate,” “estimate,” “may,” “plan,” “believe” and similar expressions, and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the Company’s search for a new auditor and its hope that a new auditor can be engaged in the near future and that its annual report on Form 10-K can be completed and publicly filed; the continuation of the examination of the current operations of Southern Star; the Company’s intent to consider various alternatives, including the possible sale of Southern Star, the sale of specific assets within individual DSTs and dissolution of the respective trusts, and/or the outsourcing of various aspects of Southern Star’s operations; the Company’s plan to update investors with respect to the status of Southern Star as appropriate; the Company’s expectations and beliefs regarding the Hartman litigation; the timing and ultimate resolution of the various litigation, fight for corporate control and other matters involving Hartman; the continued execution of the Company’s strategy of pivoting into the self-storage space; the Company’s continual evaluation of its legacy assets in order to maximize shareholder value; the Company’s policy to not dispose of any asset for less than its maximum determinable value and to maximize earnings and value; the implications to the Company of the assignment of an OTC trading symbol for its common stock; whether the Company may be subject to certain FINRA rules; any actions the Company may need to take to comply with any FINRA rules; the Company’s continual evaluation of various options to provide greater shareholder liquidity, including its intention to seek listing of its common stock on a securities exchange or admission to over-the-counter trading, a public offering, a listing of the common stock on an exchange or admission to OTC trading without a public offering, and merger and/or acquisition opportunities; the Company’s belief that further legal action could ensue to unwind the issuance of common shares under the Rights Plan if Hartman prevails in his efforts to set aside or invalidate the Rights Plan or to cause the dilutive issuance of additional common shares to Hartman, as well as any further action Hartman may take to prevent other Company shareholders from receiving benefits under the Rights Plan. None of the foregoing are guarantees or assurances of future outcomes or results and all are subject to numerous risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this material. Forward-looking statements in this press release speak only as of the date on which such statements were made, and the Company undertakes no obligation to update any such statements that may become untrue because of subsequent events. Such forward-looking statements are subject to the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.